

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Kevin Britt
Chief Executive Officer
Elate Group, Inc.
305 Broadway, Floor 7
New York, NY 10007

> **Re: Elate Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 3, 2022**
> **File No. 333-264073**

Dear Mr. Britt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Summary Historical Financial and Other Data, page 17

1.   Please revise footnote (1) to indicate that the as adjusted amounts give effect to the sale of 3,000,000 units in this offering rather than shares of your units. Similarly, revise the second bullet point preceding the capitalization table on page 39 to indicate that the as adjusted column gives effect to the issuance and sale of 3,000,000 units rather shares of Class A common stock.

Use of Proceeds, page 38

2.   Please consider expanding your disclosure to provide the approximate dollar value of the percentage of proceeds that will be used for each identified purpose.

Signatures, page 103

3.   We note you have publicly filed your registration statement. In your next amendment, please ensure that the registration statement is <u>signed</u> by the registrant, its principal executive officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions.

Financial Statements
Note 2 -Summary of Significant Accounting Policies
Basis of Presentation, page F-7

4.   We note your response to prior comment 10 where you explain why you believe the guidance in FASB ASC 805-50-45 does not require you to retrospectively adjust the financial statements as of and for the fiscal year ended December 31, 2020 for the equity share exchange. However, this reorganization of entities under common control results in a change in reporting entity, and the guidance in FASB ASC 250-10-45-21 requires this change to be retrospectively applied to all financial statements presented.

Further, FASB ASC 260-10-55-17 states that for reorganizations, EPS computations shall be based on analysis of the particular transaction and the provisions of FASB ASC 260. We view the exchange of units for common stock as a change in capital structure that is akin to a stock split. As such, FASB ASC 260-10-55-12 requires retrospective application to prior financial reporting periods for EPS purposes.

Please consider the guidance we have provided and revise the financial statements as of and for the fiscal year ended December 31, 2020 accordingly.

Revised Financial Statements, page F-7

5.   We note the revisions you have made to correct the error in your financial statements as of and for the fiscal year ended December 31, 2021 in response to our prior comment 12. We also note that you will need to make revisions to your financial statements for the fiscal years ended December 31, 2021 and December 31, 2020 to retrospectively adjust for the equity share exchange occurring on October 4, 2021.   Please make arrangements for your auditor to revise its report to include an explanatory paragraph concerning the restatements. In addition, please expand your disclosure of this revision to include the effect of the correction on each financial statement line item and per share amounts affected as required by FASB ASC 250-10-50-7(a). Finally, throughout the filing please modify headers to columnar information that includes restated amounts to indicate such information has been restated.

Exhibits

6.   Please file the Form of Pre-funded Warrant Agent Agreement and your outstanding

exhibits to the registration statement for review.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Hogan, Esq.